Exhibit 3.21

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:07 AM 09/28/2007
FILED 11:04 AM 09/28/2007 SRV 071064031 – 4431280 FILE

CERTIFICATE OF FORMATION

OF

ACUTE DIALYSIS SERVICES – ARA LLC

1. The name of the limited liability company is Acute Dialysis Services – ARA LLC.

2. The address of its registered agent in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed the Certificate of Formation of Acute Dialysis Services-ARA LLC this 28th day of September 2007.

/s/ Joseph A. Carlucci
Joseph A. Carlucci
Authorized Signatory